Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a–12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1–16455)
Subject Company: Mirant Corporation (File No: 333–167192)
Excerpts of certain information from financing offering documents.
     On April 11, 2010, RRI Energy, Inc. (“RRI Energy”), Mirant Corporation (“Mirant”), and RRI Energy Holdings, Inc., a direct wholly-owned subsidiary of RRI Energy (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Mirant (the “Merger”), with Mirant continuing as the surviving corporation and a wholly-owned subsidiary of RRI Energy. Additionally, upon the closing of the Merger, RRI Energy will be renamed GenOn Energy, Inc. (“GenOn”). The Merger is conditioned on, among other things, GenOn obtaining debt financing in amounts and on terms that satisfy conditions set forth in the Merger Agreement.
     As part of this financing, RRI Energy and Mirant currently plan to commence syndication of a new senior secured term loan and revolving credit facility of GenOn (the “credit facilities”) and an offering of notes in a private placement. The information herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     The attached information is disclosed in a preliminary information memorandum that is being furnished to potential lenders in connection with the syndication of the credit facilities and a preliminary offering memorandum that is currently expected to be furnished to investors in the private placement.

Glossary of Certain Defined Terms
CAISO — California Independent System Operator
GAAP — United States generally accepted accounting principles
ISONE — Independent System Operator-New England
MISO — Midwest Independent Transmission System Operator
MW — Megawatt
NYISO — New York Independent System Operator
PJM — PJM Interconnection, LLC
SEC—United States Securities and Exchange Commission

In these excerpts, unless the context otherwise requires, (i) “we,” “us,” “our” and the “combined company” refer collectively to GenOn Energy, Inc. and its subsidiaries (including RRI and Mirant and its subsidiaries) after the completion of the transactions, including the merger, (ii) “RRI” refers to RRI Energy, Inc. and its subsidiaries and (iii) “Mirant” refers to Mirant Corporation and its subsidiaries.
Summary unaudited pro forma condensed combined consolidated financial data
Under GAAP, Mirant will be treated as the acquirer for accounting purposes and the merger will be accounted for under the acquisition method of accounting as a purchase by Mirant of RRI.
The following table sets forth summary unaudited pro forma condensed combined consolidated financial data of Mirant. The pro forma information has been derived from, and should be read in conjunction with, the “Unaudited pro forma condensed combined consolidated financial statements” and related notes, which are included in the Form S-4 filed by RRI with the SEC on May 28, 2010, as amended on July 6, 2010 and August 12, 2010 and as may be amended from time to time, and give pro forma effect to the transactions.
The following summary unaudited pro forma condensed combined consolidated statements of operations data of Mirant for the six months ended June 30, 2009 and 2010, the year ended December 31, 2009 and for the twelve months ended June 30, 2010, have been prepared to give effect to the transactions as if the transactions had been completed on January 1, 2009. The unaudited pro forma condensed combined consolidated balance sheet data at June 30, 2010, of Mirant has been prepared to give effect to the transactions as if the transactions had been completed on June 30, 2010. The pro forma financial information presented herein for the twelve months, or LTM, period ended June 30, 2010 has been obtained by subtracting the pro forma data for the six months ended June 30, 2009 from the pro forma data for the year ended December 31, 2009 and then adding the pro forma data for the six months ended June 30, 2010. The merger will be accounted for as a reverse acquisition of RRI by Mirant under the acquisition method of accounting of GAAP.
The pro forma adjustments related to the transactions are preliminary and based upon information obtained to date and assumptions that we think are reasonable. The actual adjustments will be made as of the closing date of the transactions and may differ from those reflected in the summary unaudited pro forma condensed combined consolidated financial data presented below. Such differences may be material.
The summary unaudited pro forma condensed combined consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Mirant would have been had the transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk factors.”

	Pro forma year	Pro forma	Pro forma	Pro forma
	ended	six months	six months	twelve months
	December 31,	ended	ended	ended June 30,
(Dollars in millions)	2009	June 30, 2009	June 30, 2010	2010

Statements of operations data:
Operating revenues	$4,111	$2,218	$2,117	$4,010
Gross margin (excluding depreciation and amortization)	2,290	1,199	1,122	2,213
Depreciation and amortization	(330)	(163)	(199)	(366)
Total operating expenses	(1,952)	(761)	(1,148)	(2,339)
Operating income (loss)	338	438	(26)	(126)
Income (loss) from continuing operations	(42)	253	(233)	(528)

Balance sheet data (at period end):
Cash and cash equivalents(a)			$2,489
Working capital			2,554
Total assets			14,490
Total debt(b)			4,568
Total net debt(c)			2,079
Total stockholders’ equity			6,422

Other financial data:
Capital expenditures	$(866)	$(493)	$(210)	$(583)
EBITDA(d)	661	600	174	235
Adjusted EBITDA(d)	931	350	335	916
Cash paid for interest(e)	268	129	137	276
Ratio of earnings to fixed charges(f)	—	1.78	—	—
Ratio of Adjusted EBITDA to cash paid for interest	3.47	2.71	2.45	3.32
Ratio of total net debt to Adjusted EBITDA	n/a	n/a	n/a	2.27

(a)	Includes $75 million of cash to be paid for merger-related expenses.

(b)	Includes fair value adjustment of $38 million.

(c)	Calculated as total debt less cash and cash equivalents.

(d)	EBITDA is defined as net income before interest, taxes, depreciation and amortization. Pro forma combined Adjusted EBITDA is calculated by adjusting EBITDA with the adjustments identified in the reconciliation table below. Adjusted EBITDA is a measure commonly used in the combined company’s industry. Management of the combined company views Adjusted EBITDA as an operating performance measure that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. In addition, management of the combined company thinks that Adjusted EBITDA eliminates the volatility created by significant shifts in the value of derivative financial instruments and inventories between periods.

(e)	See footnote 5 of “Unaudited pro forma condensed combined consolidated financial statements” and related notes, which are included in the Form S-4 filed by RRI with the SEC on May 28, 2010, as amended on July 6, 2010 and August 12, 2010 and as may be amended from time to time.

(f)	For 2009, for the six months ended June 30, 2010 and for the twelve months ended June 30, 2010, pro forma combined earnings were insufficient to cover fixed charges by $155 million, $256 million and $620 million, respectively.
Pro forma combined Adjusted EBITDA is reconciled to income (loss) from continuing operations, the most directly comparable GAAP financial measure, as follows:

	Pro forma	Pro forma	Pro forma	Pro forma
	year ended	six months	six months	twelve
	December 31,	ended	ended	months ended
(Dollars in millions)	2009	June 30, 2009	June 30, 2010	June 30, 2010

Income (loss) from continuing operations	$(42)	$253	$(233)	$(528)
Interest expense, net	366	176	207	397
Provision for income taxes	7	8	1	—
Depreciation and amortization	330	163	199	366

EBITDA	661	600	174	235
Unrealized (gains) losses	(69)	(203)	(73)	61
Western states litigation and similar settlements	—	—	17	17
Merger-related costs	—	—	19	19
Severance and bonus plan for dispositions	22	18	2	6
Impairment charges	432	—	248	680
Debt extinguishments (gains) losses	8	(1)	—	9
Bankruptcy charges and legal contingencies	(62)	(62)	1	1
Lower of cost or market inventory adjustments, net	(37)	(1)	(11)	(47)
Postretirement benefit curtailment gain	(3)	—	(37)	(40)
Lovett shut down costs	5	—	—	5
Fair value adjustments for various contracts and other assets and liabilities	5	5	(4)	(4)
Pension and postretirement benefit amounts previously recognized in accumulated other comprehensive loss	(9)	(3)	(1)	(7)
Cash emission costs	(23)	(6)	—	(17)
Other	1	3	—	(2)

Adjusted EBITDA	$931	$350	$335	$916

Business of Combined Company
Generating facilities. With over 24,600 MW of electric generating capacity, we will operate across various fuel and technology types, operating characteristics and regional power markets. At June 30, 2010, our generating capacity would have been 50% in PJM, 23% in CAISO, 10% in the Southeast, 7% in MISO and 10% in NYISO and ISONE. The net generating capacity of these facilities would have consisted of approximately 34% baseload, 44% intermediate and 22% peaking capacity. The charts below illustrate the composition and diversity of our portfolio by geography and fuel type:

(1)	Approximately 1,300 MW of our generating capacity will move from MISO to PJM in June 2011.

(2)	Pro forma capacity by geography and pro forma capacity by fuel are calculated as of June 30, 2010. Pro forma generation is calculated based on RRI’s and Mirant’s reported results for the year ended December 31, 2009.

Cautionary Language Regarding Forward-Looking Statements
Some of the statements included herein involve forward-looking information. These statements may include statements for the period after completion of the merger. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the effect of legal, regulatory or supervisory matters on business, results of operations or financial condition, and include, among others:
•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;
•	statements relating to future business prospects, revenue, income, liquidity and financial condition; and
•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “think,” “view,” “seek,” “target” or similar expressions.
Forward-looking statements reflect managements’ judgment based on currently available information and involve a number of factors, risks and uncertainties that could cause actual results to differ. With respect to these forward-looking statements, each of RRI management and Mirant management has made assumptions regarding, among other things, future demand and market prices for electricity, capacity, fuel and emission allowances, operating, general and administrative costs, financial and economic market conditions and legislative, regulatory and/or market developments. The future and assumptions about the future cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors, risks and uncertainties that could cause actual results to differ include:
•	the ability to obtain governmental approvals of the merger, or acceptable debt financing, on the proposed terms and time schedule;
•	the risk that the businesses will not be integrated successfully;
•	expected cost savings from the merger may not be fully realized within the expected time frames or at all;
•	revenues following the merger may be lower than expected;
•	changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which the companies have no control;
•	changes in general economic and market conditions, including demand and market prices for electricity, capacity, fuel and emission allowances; and
•	those set forth in RRI Energy’s and Mirant’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of the particular statement. Except as required by law, neither RRI nor Mirant undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date that they were made or to reflect the occurrence of unanticipated events.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, on May 28, 2010, RRI Energy filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of RRI Energy and Mirant and that also constitutes a preliminary prospectus of RRI Energy. On July 6, 2010, August 12, 2010 and September 8, 2010, RRI Energy amended these materials. These materials are not yet final and will be further amended. RRI Energy and Mirant will distribute the final joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants in the Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.